SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2017 First Quarter Results

Year-on-year stable EBITDA in a traditionally low seasonal quarter

•	Revenue at $249m

•	GGR: resilient multi-client quarterly performance in traditional low season

•	Equipment: particularly low volumes

•	Contractual Data Acquisition: down due to perimeter effect

•	EBITDAs[1] at $29m

•	Group Operating Income[1] at $(67)m

•	Capex at $68m and Free Cash Flow[1] at $(74)m as expected given low positive working capital effect of $13m

•	Net income at $(145)m

Balance Sheet: proactive debt management

•	Maritime liabilities: four settlement agreements that led to a very substantial reduction of the charter obligations and the issue of c. $71m 2021 Senior Notes

•	By end of Q1, $182.5m Nordic loan recorded as non-financial liability in the context of the creation of Global Seismic Shipping AS JV

•	Net debt at $2,335m at end of March and $391m liquidity

Financial restructuring: dedicated communication

•	Mandataire ad hoc appointed on February 27th

•	Maintenance covenants disapplied at quarter-end

•	Dedicated “Business update and financial restructuring presentation” released today

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

PARIS, France – May 12th 2017 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 first quarter unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“As indicated in March, we entered into an intense phase of our financial restructuring process. There is a separate communication on the status of negotiations today.

Now focusing on operational matters, the stable first quarter EBITDA is an encouraging result in a still competitive market environment. Equipment sales dropped to a particularly low level, while GGR delivered a stable activity with multi-client revenue of $72 million driven by a high cash prefunding rate at 110%. In a continued low but stabilized pricing environment, the marine production rate reached a record level of 98%.

As expected, cash flow generation was hampered by the very weak positive working capital effect compared to the first quarter of 2016. The Group nevertheless benefited from nearly $400 million of liquidity at the end of March.

Alongside the financial restructuring, all our teams remain fully focused on further optimizing our cost structure, while delivering the best technical and operational solutions to our clients. We confirm for 2017 our vision of operating results in line with 2016 with downward pressure on cash flow generation.”

Recent developments and post-closing events

•	The Board of directors closed the accounts a second time on April 27, 2017. The Document de référence and report on Form 20-F for 2016 were respectively filed with the Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission (SEC) respectively on May 1, 2017. Considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appeared that reclassifying the financial debt as current was the most appropriate accounting treatment according to IAS 1. This accounting reclassification does not question the going concern assumption, comforted by the planned main actions successfully implemented as of April 27, 2017 and it does not make the $2,682 million of finance debt classified as current liabilities immediately payable (because CGG never breached its financial covenants) nor does it reduce their maturity below 12 months. This classification and judgement were maintained for March-end financial statements.

•	On April 20, CGG and its partner Eidesvik formally established the Global Seismic Shipping AS JV, jointly owned in equal parts for the implementation of a new ownership set up for our seismic fleet. CGG will continue to charter the Oceanic Vega and Oceanic Sirius from the new JV and will charter the Geo Coral (from the second quarter 2017 onwards), Geo Caribbean and Geo Celtic vessels, as the charters of other vessels it currently operates expire. CGG will thus continue operating a five 3D vessel fleet with the same maritime and seismic operational management (see March 27 2017 dedicated presentation).

First Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017
Group Revenue	313.0	328.3	249.4

Group EBITDAs	27.1	99.8	28.7
Group EBITDAs margin	8.7%	30.4%	11.5%
Group EBITDAs excluding NOR	36.7	104.9	36.7

Operating Income	(81.3)	(70.1)	(67.2)
Opinc margin	(26.0)%	(21.4)%	(26.9)%
Operating Income excluding NOR	(54.7)	(52.4)	(46.9)

Net Financial Costs	(41.3)	(55.4)	(48.4)
Total Income Taxes	(6.3)	29.6	(2.3)
Non-recurring charges (NRC)	(5.5)	(172.8)	(29.7)
Net Income	(129.7)	(279.8)	(145.1)
Cash Flow from Operations before NRC	237.6	129.1	34.4
Cash Flow from Operations after NRC	196.2	95.1	(10.8)
Free Cash Flow before NRC	117.7	2.0	(74.3)
Free Cash Flow after NRC	76.3	(32.0)	(119.5)
Net Debt	2,101.7	2,311.6	2,334.9
Capital Employed	3,681.3	3,468.4	3,342.0

Going concern

As of May 9, 2017, in light of the Group’s cash flow projections based on the current operations and in the absence of any acceleration of the Group’s financial debt reimbursement discussed below, CGG had enough cash liquidity to fund its operations until at least March 31, 2018 provided that some specific actions, which are subject to negotiation with other parties, are successfully implemented during this period. As of May 9, 2017, the main specific actions had already been successfully implemented, namely the proactive management of maritime liabilities and the fleet ownership changes.

The Group is, however, facing material uncertainties that may cast substantial doubt upon its ability to continue as a going concern, including likely future non-compliance of certain ratios included in maintenance covenants, and other limitations contained in the outstanding (drawn) Revolving Credit Facilities and the Term Loan B. If such non-compliance of ratios were to occur and not be timely remediated, it could trigger, including through the cross-acceleration clauses of the Senior Notes indentures, the immediate acceleration of repayment of substantially all of CGG’s senior debt. CGG would not then have sufficient cash liquidity to fulfill these reimbursement obligations, nor - in the current economic environment and given its financial situation – would CGG be in a position to refinance its debt.

In the recent past, CGG requested and obtained several consents from its Revolving Credit Facilities, Term Loan B and Nordic lenders, particularly related to the disapplication of maintenance covenants as of December 31, 2016 (obtained before 2016 year-end) and to the appointment of a ‘mandataire ad hoc’ (a French facilitator for creditor negotiations) to support the financial restructuring process that CGG is engaged in with the aim of significantly reducing debt levels. The proposed debt reduction would involve the conversion of unsecured debt into equity and the extension of the secured debt maturities.

Looking forward, in the context of the discussions with the lenders about the financial restructuring necessary to allow the Group to face its capital structure constraints, management intends particularly to obtain the appropriate standstill agreement or covenant relief to prevent any future events of default on the Group’s credit agreements. The disapplication of maintenance covenants as of March 31, 2017 was thus requested and obtained shortly before March 31, 2017. If discussions with lenders are unsuccessful, and to avoid the risk of any liquidity shortfall or an accelerated reimbursement of the Group’s financial debt, the Company will consider all available legal options to protect the Group’s operations while negotiating the terms of its financial restructuring.

Having carefully considered the above, the Company concluded on May 9, 2017 that preparing the Q1 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

First Quarter 2017 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR Total Revenue was $158 million, down 4% year-on-year and 31% sequentially.

GGR In million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	164.0	230.2	158.0	(4)%	(31)%
Multi-Client	54.8	133.9	72.2	32%	(46)%
Pre-funding	47.1	58.3	53.2	13%	(9)%
After-Sales	7.7	75.6	19.0	147%	(75)%
Subsurface Imaging & Reservoir (SIR)	109.2	96.3	85.8	(21)%	(11)%

EBITDAs	69.3	155.8	80.2	16%	(49)%
Margin	42.3%	67.7%	50.8%	850bps	NA

Operating Income*	7.9	26.0	18.3	132%	(30)%
Margin	4.8%	11.3%	11.6%	680bps	30bps

Equity from Investments	0	(2.2)	0	NA	NA

Capital Employed (in billion $)	2.4	2.3	2.3	NA	NA

•	Multi-Client revenue was $72 million, up 32% year-on-year and down 46% sequentially after a higher seasonal Q4. 29% of the fleet was allocated to multi-client programs compared to 25% in Q1 2016 and 38% in Q4 2016. Multi-client sales were highest in North Sea and Gulf of Mexico.

•	Prefunding revenue was $53 million, up 13% year-on-year and down 9% sequentially. Multi-client cash capex was at $48 million, down 31% year-on-year. The cash prefunding rate was at 110% versus 67% in Q1 2016.

•	After-sales revenue was $19 million, up 147% year-on-year and down 75% sequentially.

•	Subsurface Imaging & Reservoir revenue was $86 million, down 21% year-on-year and 11% sequentially. Large reprocessing contracts were completed this quarter and volume of data processed decreased, as expected, given lag time between the acquisition and processing stages of data.

GGR EBITDAs was $80 million, a 50.8% margin.

GGR Operating Income was $18 million, an 11.6% margin. The multi-client depreciation rate totaled 66%, leading to a library Net Book Value of $854 million at the end of March, split between 89% offshore and 11% onshore.

GGR Capital Employed was stable at $2.3 billion at the end of March 2017.

Equipment

Equipment Total Revenue was $32 million, down 56% year-on-year and 61%

Equipment In million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	73.2	84.0	32.4	(56)%	(61)%
External Revenue	61.8	47.8	25.6	(59)%	(46)%
Internal Revenue	11.4	36.2	6.8	(40)%	(81)%

EBITDAs	(1.2)	5.3	(8.7)	625%	(264)%
Margin	(1.6)%	6.3%	(26.9)%	NA	NA

Operating Income	(10.9)	(2.9)	(16.4)	(50)%	(466)%
Margin	(14.9)%	(3.5)%	(50.6)%	NA	NA

Capital Employed (in billion $)	0.7	0.6	0.6	NA	NA

sequentially. External sales were $26 million, down 59% year-on-year and 46% sequentially. Land and marine equipment sales were still impacted by low demand in a particularly weak market this quarter.

Land equipment sales represented 58% of total sales, compared to 72% in the first quarter of 2016, with downhole business strengthening.

Marine equipment sales represented 42% of total sales, compared to 28% in the first quarter of 2016, only driven by repair and maintenance.

Equipment EBITDAs was $(9) million, a margin of (26.9)%.

Equipment Operating Income was $(16) million, a margin of (50.6)%, sharply down sequentially due to much lower volumes and despite the mitigation from the further reduction in the activity’s breakeven point, after the full implementation of our Transformation Plan.

Equipment Capital Employed was stable at $0.6 billion at the end of March 2017.

Contractual Data Acquisition

Contractual Data Acquisition In million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	89.1	51.5	66.5	(25)%	29%
External Revenue	87.2	50.3	65.8	(25)%	31%
Internal Revenue	1.9	1.2	0.7	(63)%	(42)%
Total Marine Acquisition	58.3	35.0	44.6	(23)%	27%
Total Land and Multi-Physics Acquisition	30.8	16.5	21.9	(29)%	33%

EBITDAs	(13.9)	(33.2)	(25.2)	(81)%	24%
Margin	(15.6)%	(64.5)%	(37.9)%	NA	NA

Operating Income	(34.3)	(51.4)	(38.6)	(13)%	25%
Margin	(38.5)%	(99.8)%	(58.0)%	NA	NA

Equity from Investments	4.7	(8.9)	2.5	(47)%	128%

Capital Employed (in billion $)	0.6	0.4	0.4	NA	NA

Contractual Data Acquisition Total Revenue was $67 million, down 25% year-on-year and up 29% sequentially.

•	Contractual Marine Data Acquisition revenue was $45 million, down 23% year-on-year and up 27% sequentially. Our vessel availability rate was 91%. This compares to 94% in the first quarter of 2016 and 90% in the fourth quarter of 2016. Our vessel production rate was 98%. This compares to 94% in the first quarter of 2016 and 97% in the fourth quarter of 2016. Year-on-year, the lower revenue is explained by the fleet reduction from c. 6 vessels in Q1 2016 to 5 vessels in Q1 2017, with stable allocation to marine contractual activities at 71%. Sequentially, the higher revenue can be explained by the increased fleet allocation to Contractual Data Acquisition at 71%, compared to 62% in Q4 2016, coupled with the outstanding fleet operational performance.

•	Land and Multi-Physics Data Acquisition revenue was $22 million, down 29% year-on-year and up 33% sequentially. Market activity remains low.

Contractual Data Acquisition EBITDAs was $(25) million, a margin of (37.9)%.

Contractual Data Acquisition Operating Income was $(39) million, a margin of (58.0)%. Contractual Data Acquisition activities continued to suffer from a still competitive market.

The contribution from Investments in Equity was $3 million and can notably be explained by the positive contribution from the Argas JV.

Contractual Data Acquisition Capital Employed was stable at $0.4 billion at the end of March 2017.

Non-Operated Resources

Non-Operated Resources In million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
EBITDAs	(9.6)	(5.1)	(8.0)	17%	(57)%

Operating Income	(26.6)	(17.7)	(20.3)	24%	(15)%

Capital Employed (in billion $)	0	0.2	0	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources (mainly Marine assets). The capital employed for this segment includes non-operated Marine assets and provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was $(8) million.

Non-Operated Resources Operating Income was $(20) million. The amortization of excess streamers and lay-up costs has a negative impact on the contribution of this segment.

Non-Operated Resources Capital Employed was down to nil at the end of March 2017, following the launch of the Global Seismic Shipping AS JV with Eidesvik. The book value of the assets transferred to this new company has been classified under “asset for sale” at quarter-end.

First Quarter 2017 Financial Results

Group Total Revenue was $249 million, down 20% year-on-year and 24% sequentially. The respective contributions from the Group’s businesses were 63% from GGR, 10% from Equipment and 27% from Contractual Data Acquisition.

Group EBITDAs was $29 million, an 11.5% margin, and $(1) million after $30 million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $37 million.

Group Operating Income was $(67) million, a (26.9)% margin, and $(97) million after $30 millions of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(47) million.

Equity from Investments contribution was $3 million and can notably be explained by the positive contribution made by the Argas JV this quarter.

Total non-recurring charges were $30 million:

•	$18m of Group Transformation Plan charges, including $12m due to maritime liabilities

•	$12 million of Financial restructuring costs

Net financial costs were $48 million:

•	Cost of debt was $46.8 million. The total amount of interest paid during the quarter was $44 million

•	Other financial items were a negative contribution of $1.6 million

Total Income Taxes were $2 million.

Group Net Income was $(145) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(144) million / €(136) million. EPS was negative at $(6.51) / €(6.12).

Cash Flow

Given the low positive change in working capital, Cash Flow from operations was $34 million compared to $238 million for the first quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $(11) million.

Global Capex was $68 million, down 23% year-on-year and 25% sequentially.

•	Industrial capex was $13 million, up 44% year-on-year and down 54% sequentially

•	Research & Development capex was $7 million, down 29% year-on-year and 23% sequentially

•	Multi-client cash capex was $48 million, down 31% year-on-year and 9% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $(74) million compared to $118 million for the first quarter of 2016. After cash NRC, Free Cash Flow was at $(120) million.

Balance Sheet

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the $8.3 million outstanding principal amount of our 7.75% senior notes due 2017 to allow for the appointment of a mandataire ad hoc.

During the quarter, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked vessels and one seismic vessel in operation. As part of the agreements to settle those amounts on a non-cash basis, CGG issued $70.7 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties.

As of March 31, 2017, the Nordic credit facility was classified as “Liabilities directly associated with the assets classified as held for sale” as it is part of the “Global Seismic Shipping” transaction. This reclassification results in a reduction of the gross debt of the Group by $182.5 million, corresponding to the outstanding principal amount of loans under the Nordic credit facility as of March 31, 2017.

Consistent with the financial statements as of December 31, 2016, and considering the progress of the negotiations of the financial restructuring of the company and the timeline of the options contemplated, it appears that reclassifying the financial debt as a current liability was the most appropriate accounting treatment according to IAS 1 for the financial statements authorized for issue by the Audit Committee of May 9, 2017. This accounting reclassification does not question the going concern assumption, comforted by the planned main actions successfully implemented as of May 9, 2017, and it does not make the $2.601 billion of finance debt classified as current liabilities immediately payable - because CGG never breached its financial covenants - nor does it reduce the maturity below 12 months.

Group gross debt was $2.726 billion at the end of March 2017. Available cash was $391 million and Group net debt was $2.335 billion versus $2.312 billion by year-end 2016.

The net debt to shareholders equity ratio, at the end of March 2017, was 240% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $391m at the end of March 2017.

The lenders under our French and US Revolving Credit Facilities, Term Loan B and Nordic credit facility agreed to disapply the maintenance covenants (leverage ratio and coverage ratio) at March 31, 2017. At end of March 2017, the net debt/EBITDAs ratio was 6.9x.

Comparison of First Quarter 2017 with First Quarter 2016 and Fourth Quarter 2016

Consolidated Income Statements In Million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.09	1.09	1.06	NA	NA
Operating Revenue	313.0	328.3	249.4	(20)%	(24)%
GGR	164.0	230.2	158.0	(4)%	(31)%
Equipment	73.2	84.0	32.4	(56)%	(61)%
Contractual Data Acquisition	89.1	51.5	66.5	(25)%	29%
Elimination	(13.3)	(37.4)	(7.5)	(44)%	(80)%

Gross Margin	(22.2)	(27.1)	(26.5)	(19)%	2%

EBITDAs before NRC	27.1	99.8	28.7	6%	(71)%
GGR	69.3	155.8	80.2	16%	(49)%
Equipment	(1.2)	5.3	(8.7)	(625)%	(264)%
Contractual Data Acquisition	(13.9)	(33.2)	(25.2)	(81)%	24%
Non-Operated Resources	(9.6)	(5.1)	(8.0)	17%	(57)%
Corporate	(9.6)	(6.8)	(8.1)	(16)%	19%
Eliminations	(7.9)	(16.2)	(1.5)	(81)%	(91)%
NRC before impairment	(5.5)	(43.3)	(29.7)	440%	(31)%

Operating Income before NRC	(81.3)	(70.1)	(67.2)	17%	4%
GGR	7.9	26.0	18.3	132%	(30)%
Equipment	(10.9)	(2.9)	(16.4)	(50)%	(466)%
Contractual Data Acquisition	(34.3)	(51.4)	(38.6)	(13)%	25%
Non-Operated Resources	(26.6)	(17.7)	(20.3)	24%	(15)%
Corporate	(9.6)	(6.8)	(8.1)	(16)%	19%
Eliminations	(7.8)	(17.3)	(2.1)	(73)%	(88)%
NRC	(5.5)	(172.8)	(29.7)	440%	(83)%
Operating Income after NRC	(86.8)	(242.9)	(96.9)	(12)%	60%

Net Financial Costs	(41.3)	(55.4)	(48.4)	17%	(13)%
Income Taxes	(8.1)	33.2	(2.5)	(69)%	(108)%
Deferred Tax on Currency Translation	1.8	(3.6)	0.2	(89)%	106%

Equity from Investments	4.7	(11.1)	2.5	(47)%	123%

Net Income	(129.7)	(279.8)	(145.1)	(12)%	48%
Shareholder’s Net Income	(129.1)	(279.1)	(144.1)	(12)%	48%
Earnings per share in $	(7.69)	(12.61)	(6.51)	NA	NA
Earnings per share in €	(7.06)	(11.46)	(6.12)	NA	NA

Cash Flow Statements In Million $	First Quarter 2016	Fourth Quarter 2016	First Quarter 2017	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	27.1	99.8	28.7	6%	(71)%
Net tax paid	(9.7)	0.3	(3.1)	(68)%	NA
Change in Working Capital	218.6	35.6	12.8	(94)%	(64)%
Other items	1.6	(6.6)	(4.0)	(350)%	39%
Cash Flow provided by operating activities	237.6	129.1	34.4	(86)%	(73)%

Paid Cost of Debt	(31.0)	(38.8)	(44.2)	43%	14%
Capex (including change in fixed assets payables)	(89.7)	(89.1)	(67.7)	(25)%	(24)%
Industrial	(10.6)	(27.4)	(12.9)	22%	(53)%
R&D	(9.2)	(8.4)	(6.5)	(29)%	(23)%
Multi-Client (Cash)	(69.9)	(53.3)	(48.3)	(31)%	(9)%
Marine MC	(55.1)	(50.5)	(36.9)	(33)%	(27)%
Land MC	(14.8)	(2.8)	(11.4)	(23)%	307%
Proceeds from disposals of assets	0.8	0.8	3.2	300%	300%

Free Cash Flow before Cash NRC	117.7	2.0	(74.3)	(163)%	NA
Cash NRC net of asset monetization	(41.4)	(34.0)	(45.2)	9%	33%
Free Cash Flow after Cash NRC	76.3	(32.0)	(119.5)	(257)%	(273)%

Non Cash Cost of Debt and Other Financial Items	(12.0)	(5.6)	(2.6)	78%	54%
Specific items	375.3	0.0	(3.0)	(101)%	NA
FX Impact	(41.8)	30.0	(10.0)	76%	(133)%
Other variance non cash	0.0	0.0	111.8	NA	NA

Change in Net Debt	397.8	(7.6)	(23.3)	(106)%	(207)%

Net debt	2,101.7	2,311.6	2,334.9	11%	1%

Q1 2017 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at: www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 20 +44(0)20 3427 1919 6538626

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2017 (unaudited)	December 31, 2016
ASSETS
Cash and cash equivalents	391.1	538.8
Trade accounts and notes receivable, net	357.9	434.8
Inventories and work-in-progress, net	277.0	266.3
Income tax assets	109.3	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	379.2	18.6
Total current assets	1,636.1	1,476.5
Deferred tax assets	28.5	26.0
Investments and other financial assets, net	53.8	51.9
Investments in companies under equity method	143.5	190.5
Property, plant and equipment, net	378.3	708.6
Intangible assets, net	1,187.1	1,184.7
Goodwill, net	1,225.2	1,223.3
Total non-current assets	3,016.4	3,385.0
TOTAL ASSETS	4,652.5	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	0.1	1.6
Current portion of financial debt (1)	2,662.8	2,782.1
Trade accounts and notes payables	156.5	157.4
Accrued payroll costs	113.5	138.9
Income taxes payable	37.9	31.6
Advance billings to customers	24.2	24.4
Provisions — current portion	58.8	110.7
Other current liabilities	128.6	140.2
Liabilities directly associated with the assets classified as held for sale	200.7	—
Total current liabilities	3,383.1	3,386.9
Deferred tax liabilities	63.6	67.6
Provisions — non-current portion	114.2	162.1
Financial debt	63.1	66.7
Other non-current liabilities	21.4	21.4
Total non-current liabilities	262.3	317.8
Common stock 26,855,775 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at March 31, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(844.9)	(272.3)
Other Reserves	159.4	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(144.1)	(573.4)
Cumulative income and expense recognized directly in equity	(0.7)	(0.8)
Cumulative translation adjustment	(48.2)	(54.1)
Equity attributable to owners of CGG SA	971.7	1,120.7
Non-controlling interests	35.4	36.1
Total equity	1,007.1	1,156.8
TOTAL LIABILITIES AND EQUITY	4,652.5	4,861.5

Closing rates were U.S.$1.0691 per € and f U.S.$1.0541 per € for March 31, 2017 and December 31, 2016, respectively.

(1)	As of March 31, 2017, out of the 2,662.8 million of financial debt classified as current liabilities only US $ 61.9 million has a maturity of less than 12 months. As of December 31, 2016, out of the 2,782.1 million of financial debt classified as current liabilities, only US $ 100.1 million has a maturity of less than 12 months. The rest of them - not due as the Group never breached its financial covenants and having a maturity greater than 12 months– is explained by a pure accounting reclassification due to the application of IAS 1.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016

Operating revenues	249.4	313.0
Other income from ordinary activities	0.4	0.3
Total income from ordinary activities	249.8	313.3
Cost of operations	(276.3)	(335.5)
Gross profit	(26.5)	(22.2)
Research and development expenses, net	(8.2)	(12.1)
Marketing and selling expenses	(13.1)	(16.0)
General and administrative expenses	(20.2)	(24.1)
Other revenues (expenses), net	(28.9)	(12.4)
Operating income	(96.9)	(86.8)
Expenses related to financial debt	(47.7)	(43.4)
Income provided by cash and cash equivalents	0.9	0.4
Cost of financial debt, net	(46.8)	(43.0)
Other financial income (loss)	(1.6)	1.7
Income (loss) of consolidated companies before income taxes	(145.3)	(128.1)
Deferred taxes on currency translation	0.2	1.8
Other income taxes	(2.5)	(8.1)
Total income taxes	(2.3)	(6.3)
Net income (loss) from consolidated companies	(147.6)	(134.4)
Share of income (loss) in companies accounted for under equity method	2.5	4.7
Net income (loss)	(145.1)	(129.7)
Attributable to :
Owners of CGG SA	$(144.1)	(129.1)
Owners of CGG SA (1)	€(135.6)	(118.5)
Non-controlling interests	$(1.0)	(0.6)

Weighted average number of shares outstanding (2)	22,133,149	16,782,278
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	16,782,278
Net income (loss) per share
Basic	$(6.51)	(7.69)
Basic (1)	€(6.12)	(7.06)
Diluted	$(6.51)	(7.69)
Diluted (1)	€(6.12)	(7.06)

(1)	Converted at the average exchange rate of U.S.$1.063 and U.S.$1.090 per € for the periods ended March 31, 2017 and 2016, respectively.
(2)	As a result of the July 20, 2016 reverse stock split the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended March 31,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total

Revenues from unaffiliated customers	65.8	—	158.0	25.6	—	249.4	87.2	—	164.0	61.8	—	313.0

Inter-segment revenues	0.7	—	—	6.8	(7.5)	—	1.9	—	—	11.4	(13.3)	—

Operating revenues	66.5	—	158.0	32.4	(7.5)	249.4	89.1	—	164.0	73.2	(13.3)	313.0

Depreciation and amortization (excluding multi-client surveys)	(13.4)	(12.3)	(19.4)	(7.6)	(0.2)	(52.9)	(20.4)	(17.0)	(22.7)	(9.8)	—	(69.9)

Depreciation and amortization of multi-client surveys	—	—	(47.7)	—	—	(47.7)	—	—	(46.7)	—	—	(46.7)

Operating income	(38.6)	(50.0)	18.3	(16.4)	(10.2)	(96.9)	(34.3)	(32.1)	7.9	(10.9)	(17.4)	(86.8)

Share of income in companies accounted for under equity method (1)	2.5	—	—	—	—	2.5	4.7	—	—	—	—	4.7

Earnings before interest and tax (2)	(36.1)	(50.0)	18.3	(16.4)	(10.2)	(94.4)	(29.6)	(32.1)	7.9	(10.9)	(17.4)	(82.1)

Capital expenditures (excluding multi-client surveys) (3)	4.6	—	11.2	3.1	0.5	19.4	4.1	—	12.5	1.9	1.3	19.8

Investments in multi-client surveys, net cash	—	—	48.3	—	—	48.3	—	—	69.9	—	—	69.9

Capital employed	0.4	—	2.3	0.6	—	3.3	0.6	—	2.4	0.7	—	3.7

Total identifiable assets	0.6	0.4	2.5	0.6	0.1	4.2	0.8	0.3	2.7	0.8	0.1	4.7

(1)	Share of operating results of companies accounted for under equity method is U.S.$3.7 million and U.S.$8.7 million for the three months ended March 31, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(67.2) million and U.S.$(64.7) million, respectively, for the three months ended March 31, 2017, compared to U.S.$(81.3) million and U.S.$(76.6) million, respectively, for the three months ended March 31, 2016.

For the three months ended March 31, 2017, Non-Operated Resources EBIT includes U.S.$(29.7) million related to the Transformation Plan. For the three months ended March 31, 2016, Non-Operated Resources EBIT included U.S.$(5.5) million related to the Transformation Plan.

For the three months ended March 31, 2017, “eliminations and other” includes U.S.$(8.1) million of general corporate expenses and U.S.$(2.1) million of intra-group margin. For the three months ended March 31, 2016, “eliminations and other” included U.S.$(9.6) million of general corporate expenses and U.S.$(7.8) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(6.5) million and U.S.$(9.2) million for the three months ended March 31, 2017 and 2016, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(145.1)	(129.7)
Depreciation and amortization	52.9	69.9
Multi-client surveys depreciation and amortization	47.7	46.7
Depreciation and amortization capitalized in multi-client surveys	(5.4)	(8.2)
Variance on provisions	(29.1)	(39.5)
Stock based compensation expenses	0.7	—
Net (gain) loss on disposal of fixed and financial assets	(0.8)	4.8
Equity (income) loss of investees	(2.5)	(4.7)
Dividends received from investments in companies under equity method	—	—
Other non-cash items	12.0	(1.3)
Net cash-flow including net cost of financial debt and income tax	(69.6)	(62.0)
Less net cost of financial debt	46.8	43.0
Less income tax expense	2.3	6.3
Net cash-flow excluding net cost of financial debt and income tax	(20.5)	(12.7)
Income tax paid	(3.1)	(9.7)
Net cash-flow before changes in working capital	(23.6)	(22.4)
— change in trade accounts and notes receivables	71.3	302.2
— change in inventories and work-in-progress	(7.6)	18.7
— change in other current assets	(17.6)	20.6
— change in trade accounts and notes payable	(3.0)	(74.9)
— change in other current liabilities	(27.1)	(41.1)
Impact of changes in exchange rate on financial items	(3.2)	(6.9)
Net cash-flow provided by operating activities	(10.8)	196.2
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(19.4)	(19.8)
Investments in multi-client surveys, net cash	(48.3)	(69.9)
Proceeds from disposals of tangible & intangible assets	3.2	0.8
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash & cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	(0.6)	(0.8)
Net cash-flow used in investing activities	(61.3)	(82.9)
FINANCING
Repayment of long-term debt	(25.3)	(477.1)
Total issuance of long-term debt	2.3	—
Lease repayments	(1.6)	(2.1)
Change in short-term loans	(1.5)	0.3
Financial expenses paid	(44.2)	(31.0)
Net proceeds from capital increase:
— from shareholders	—	368.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(70.3)	(140.9)
Effects of exchange rates on cash	2.2	4.9
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(147.7)	(22.7)
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	391.1	362.6

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 12th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer